SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CAE/CAAS Rua da Quitanda, 196, 25º andar, Centro, Rio de Janeiro – RJ Tel.: (21) 2514-5641 RCAE 096, 12/12/2019.

CERTIFICATE OF THE MINUTES OF THE NINTH SIXTH MEETING OF THE STATUTORY AUDIT AND RISK COMMITTEE - CAE OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified, for the due purposes, that on December 12th of December 2019, at 9:00 am, the Statutory Audit and Risk Committee - CAE of Eletrobras inaugurated a meeting held at the Company's Central Office, at Rua da Quitanda, nº 196, 25th floor, Downtown, Rio de Janeiro - RJ. The meeting was coordinated by the Board Member MAURO GENTILE RODRIGUES DA CUNHA. The meeting was also attended, by memebers Mr. LUÍS HENRIQUE BASSI ALMEIDA and the Directors DANIEL ALVES FERREIRA and FELIPE VILLELA DIAS. Advice to Eletronorte and Eletrobras Board of Directors: Proposal to transfer the shares held in Amazonas GT to Eletronorte and call of the 176th Eletrobras EGM. RES 855, dated 12.09.2019 (Eletrobras) and RD 0383, dated 10.21.2019 (Eletronorte): After reasoning on the matter, in light of the presentation made, and based on the support material provided, the Committee, in advice to the Board of Directors of Eletrobras, opined favourable to the proposal to convene the 176th Extraordinary General Meeting of Eletrobras to resolve on the transfer of all shares representing Amazonas Geração e Transmissão de Energia SA - AmGT by Eletrobras to Eletronorte, pursuant to Board Resolution RES-855, of December 9, 2019, considering the additional clarifications that were provided by Management in response to the Committee’s questions. The Committee requested that such clarifications be submitted in writing to the Board of Directors for subsidy in deliberation. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Board of Directors of Eletrobras and Deputy Secretary of Governance.

Rio de Janeiro, December 16, 2019.

FERNANDO KHOURY FRANCISCO JUNIOR
Substitute Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.